                                                      September 30, 2015

VIA EDGAR

Ms. Suzanne Hayes

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, NE

Washington, DC 20549

Re:	Santander UK Group Holdings plc Registration Statement on Form 20-F (File No. 000-55494)

Dear Ms. Hayes:

With respect to the above-referenced registration statement (the “Registration Statement”) and in accordance with Section 12(g)(1) of the Securities Exchange Act of 1934, as amended, Santander UK Group Holdings plc (the “Registrant”) hereby respectfully requests that the effectiveness of the above-captioned Registration Statement be accelerated to 12:00 p.m. (Eastern Time) on Friday, October 2, 2015, or as soon thereafter as practicable.

In connection with this request, the Registrant acknowledges that the disclosure in the Registration Statement is its responsibility. The Registrant also acknowledges to the U.S. Securities and Exchange Commission (the “Commission”) that:

•	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;
•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and
•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SANTANDER UK GROUP HOLDINGS PLC

By: /s/ Amaya Mazaira

Name: Amaya Mazaira

Title:   Authorized Attorney